EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 3, 2008

TSX Venture Exchange:  EMR

OTC Bulletin Board: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD RECEIVES DRAFT ENVIRONMENTAL IMPACT REPORT

FOR THE IDAHO-MARYLAND MINE PROJECT

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce that the City of Grass Valley has published the Draft Environmental Impact Report (DEIR) for the Idaho-Maryland Project (the “Project”).  This is another major milestone in the permitting process necessary to reopen the historic Idaho-Maryland Mine, located in Grass Valley, CA.  The City of Grass Valley is the Lead Agency overseeing review of the Project under the California Environmental Quality Act (CEQA) and the California Surface Mining and Reclamation Act (SMARA).

The Idaho-Maryland Mine was historically California’s second largest underground gold mine producing 2.4 million ounces of gold from 1862 to 1956 at an average grade of 0.43 ounces per ton grade.  It is adjacent to the historic Empire Mine, which was Newmont Mining Corporation’s first operating mine.  The Empire Mine produced 5.8 million ounces of gold from 1850 to 1956.  Newmont retains the mineral rights to this property.  The Grass Valley Mining District produced over 17 million ounces of gold and is historically one of the richest gold districts in North America.

Emgold’s plans are to permit, dewater, rehabilitate, explore, and reopen the Idaho-Maryland Mine.  Current NI 43-101 compliant resources, based on historic data from previous mine operations, include 472,000 ounces of measured and indicated resources (1.67 million tons at 0.28 opt gold) and 1,002,000 ounces of inferred resources (2.57 million tons at 0.39 opt gold).  Emgold believes the exploration potential at the Idaho-Maryland Mine is significant and could be comparable to gold resources and reserves found at the similar mines in the Red Lake gold district of Ontario, subject to additional exploration activities that will occur at the Idaho-Maryland Mine once dewatering of the mine workings is complete.

Emgold is pleased to announce that the DEIR indicates that, in all areas except air quality, the Company has been able to successfully mitigate potential impacts of the Project so they have no impact, less than a significant impact, or less than a significant impact with mitigation measures in place.  These areas include aesthetics; biological resources; cultural resources; geology, soil, seismicity, and mineral resources; hazards and hazardous materials; hydrology and water quality; land use planning; noise; population and housing; public services; recreation; transportation and traffic; utilities and services systems; and energy.  This is a major accomplishment for any mining and/or industrial project, regardless of the jurisdiction.

In the area of air quality, significant and unavoidable impacts were determined for oxides of nitrogen only.  Potentially significant impacts were determined for reactive organic gases and respirable particulate matter.  Emgold has worked with the City and their consultants to reduce these potential impacts through mitigation measures and potential project alternatives, but impacts would remain significant and unavoidable for oxides of nitrogen during construction and operation of the mine.  An Offsite Air Emission Reduction Plan will be implemented to mitigate onsite emissions.

In the area of cumulative impacts, the Project would have significant and unavoidable cumulative impacts in the area of greenhouse gas emissions.  This is because the Project could conflict with state goals for reducing greenhouse gas emissions.  At the same time, the Project would not individually be likely to have any impact on global climate change.  A Greenhouse Gas Reduction Plan will be implemented to mitigate greenhouse gas emissions.

The Project would also have significant and unavoidable cumulative impacts by contributing to regional criteria pollutants.  Any project that would individually have a significant air quality impact (the oxides of nitrogen, reactive organic gases, and respirable particulate matter outlined above) would also be considered to have a cumulatively considerable contribution to a significant cumulative air quality impact. The Offsite Air Emission Reduction Plan will be implemented to mitigate onsite cumulative emissions.

Four project alternatives were analyzed as part of the CEQA process including the No Project Alternative (required by law), Electrification of Mine Operations, Reduced Ceramics Plant Production, and Electrification of Mine Operations and Reduced Ceramics Plant Production (combined).  The last three project alternatives were determined to be feasible and will reduce air quality impacts.

David Watkinson, President and Chief Operating Officer for Emgold, said, “After an initial review of the Draft Environmental Impact Report, we are elated that we have been able to reduce the potential impacts of the Project to such a degree where only air quality is a significant and unavoidable impact.  For the size and scope of a project like the Idaho-Maryland Mine, this is a major accomplishment.  The City and their consultants have worked hard to come up with mitigations to offset the potential impacts of the Project and to ensure the Project is a good one for the community of Grass Valley.  Given the recent economic conditions in the U.S., and especially in California, this Project will have many positive impacts for Grass Valley and Nevada County, including 400 quality high paying jobs, diversification of the economy, revenue for local government, and clean up of a historic legacy mine site.  We look forward to the Project moving forward through the Planning Commission and City Council, and are thankful for the continued support we get from the residents of Grass Valley.  Our goal is to build a project that benefits the community as well as the shareholders of Emgold”.

The DEIR will now be reviewed by the City of Grass Valley Planning Commission to determine if it is adequate and meets the requirements of CEQA.  This will include a 45 day public comment period that commenced on October 30, 2008.  The Planning Commission completed a site visit on October 21, 2008, and the City will now hold public meetings and a public workshop as part of the Planning Commission’s review of the DEIR.  At the end of the 45 day public comment period, the City and its consultants will address public comments received during the public comment period and then finalize the Environmental Impact Report.  The Final Environmental Impact Report (FEIR) will then be published and the Planning Commission will be requested to approve it as being adequate and meeting the requirements of CEQA.

The Planning Commission will be asked to review the entitlements for the Project which include a Conditional Mine Use Permit (CMUP), Reclamation Plan, General Plan Application, Rezone/Prezone Application, and Annexation Application.  These are additional applications that were included as submissions to the City that also require formal approval to allow the Project to move forward.  Public meetings and a public workshop will be held by the City as part of the entitlements review.  The Planning Commission will then be requested to approve the entitlement applications as complete.

The City Council will then review the FEIR and entitlements together.  Public meetings and a public workshop will be held as part of the City Council’s review of the Project.  At the end of this process, the City Council will be asked to certify the FEIR as complete according to CEQA and approve the entitlements.  Assuming the FEIR is certified and entitlements approved by City Council, final operating permits would be obtained for the Project.

Emgold is permitting the operation of a 2,400 ton per day gold mine and gold processing facility as part of the Idaho-Maryland Project.  Upon successful completion of mine permits, Emgold’s plan is to become a mid-tier producing gold company within the next 5 years.  Information on the company can be found at www.emgold.com.

On behalf of the Board of Directors

David Watkinson, P. Eng.
President, COO and Director

For further information please contact:
Jeffery Stuart, Manager of Business Development and Investor Relations
Tel: (604) 687-4622 or 1-888-267-1400 ext. 248   Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com